Exhibit 99.1

CNFinance Announces First Quarter 2022 Unaudited Financial Results

GUANGZHOU, China, May 26, 2022 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB2.3 billion (US$357.7 million) during the first quarter of 2022, representing a decrease of 17.9% from RMB2.8 billion in the same period of 2021.

●	Total outstanding loan principal[2] was RMB9.6 billion (US$1.5 billion) as of March 31, 2022, as compared to RMB10.4 billion as of December 31, 2021.

●	Total number of transactions[3] was 4,321 during the first quarter of 2022, representing a decrease of 15.1% from 5,092 in the same period of 2021.

●	Total interest and fees income were RMB417.4 million (US$65.8 million) in the first quarter of 2022, representing a decrease of 1.8% from RMB425.1 million in the same period of 2021.

●	Net income was RMB43.1 million (US$6.8 million) in the first quarter of 2022, compared to RMB85.6 million in the same period of 2021.

●	Basic and diluted earnings per ADS were RMB0.63 (US$0.10) and RMB0.63 (US$0.10), respectively, in the first quarter of 2022, as compared to RMB1.25 and RMB1.19, respectively, in the same period of 2021.

Mr. Bin Zhai, Chairman and CEO of CNFinance, commented, “In the first quarter of 2022, China’s economic growth has slowed down. Regional lockdowns caused by unexpected local outbreaks of COVID-19 have negatively affected our business. In response, the Company focused on stabilizing business operations and managing risks, and was able to deliver a stable performance. During the first quarter of 2022, we facilitated loans of RMB2.3 billion, and recorded revenue and net income of approximately RMB417 million and RMB43 million, respectively.

Going forward, we are likely to be continuously challenged by economic fluctuations. At the same time, we are also presented with huge opportunities as the government is now encouraging financial institutions to offer more support to MSEs. To seize such opportunities, we strive to upgrade our business model to an operation-oriented and asset-light model, under which we will act as the service provider and the manager of loans. At the same time, we will expand our business by diversifying our product portfolio, helping sales partners expand their business scale and reducing our own funding cost.

We have always stayed true to our mission of providing accessible, affordable and convenient financial services to MSE owners. With more supportive macro policies taking effect, we are confident that there will be another surge of capital demand from MSE owners. We believe we will be well-prepared to seize such opportunity and expand our business, increase our revenue and provide higher returns to our shareholders.”

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total amount of loans outstanding for loans CNFinance at the end of the relevant period.
[3]	Refers to the total number of loans CNFinance originated during the relevant period.

First Quarter 2022 Financial Results

Total interest and fees income decreased by 1.8% to RMB417.4 million (US$65.8 million) for the first quarter of 2022 from RMB425.1 million in the same period of 2021, primarily due to a decrease in the Company’s interest income on loans.

Interest and financing service fees on loans decreased by 1.7% to RMB414.7 million (US$65.4 million) for the first quarter of 2022 from RMB422.0 million in the same period of 2021, primarily due to (a) lower average effective interest rates of outstanding loans, and (b) the decrease of average daily outstanding loan principal in the first quarter of 2022 as compared to the same period of 2021. The decrease in average daily outstanding loan principal was due to the lower loan facilitation volume in the first quarter of 2022 resulted from the lockdowns due to local outbreaks of COVID-19 in multiple cities within China.

Interest on deposits with banks decreased by 12.9% to RMB2.7 million (US$0.4 million) for the first quarter of 2022 from RMB3.1 million in the same period of 2021, primarily due to smaller average daily balance of time deposits.

Interest and fees expenses increased by 28.5% to RMB200.9 million (US$31.7 million) for the first quarter of 2022, compared to RMB156.3 million in the same period of 2021, primarily due to the increase in the outstanding principal of other borrowings as well as the funding costs from trust companies.

Net interest and fees income decreased by 19.5% to RMB216.5 million (US$34.1 million) for the first quarter of 2022, from RMB268.8 million in the same period of 2021.

Collaboration cost for sales partners, representing sales incentives paid to sales partners, decreased by 18.9% to RMB79.6 million (US$12.6 million) for the first quarter of 2022, compared to RMB98.1 million in the same period of 2021, primarily attributable to lower fee rate the Company paid to the sales partners resulted from lower average effective interest rates of outstanding loans.

Net interest and fees income after collaboration cost was RMB136.9 million (US$21.5 million) for the first quarter of 2022, representing a decrease of 19.8% from RMB170.7 million in the same period of 2021.

Provision for credit losses was RMB32.6 million (US$5.1 million) for the first quarter of 2022, as compared to a reversal of RMB17.2 million in the same period of 2021. The increase was due to the increasing economic uncertainties caused by lockdowns in reaction to local outbreaks of COVID-19 as well as the downward pressure faced by China’s real estate market during the first quarter of 2022.

Net gains on sales of loans decreased by 17.0% to RMB7.8 million (US$1.3 million) for the first quarter of 2022 from RMB9.4 million in the same period of 2021.

Other gains, net increased by 129.5% to RMB17.9 million (US$2.8 million) for the first quarter of 2022 from RMB7.8 million in the same period of 2021, primarily due to the increase of Credit Risk Mitigation Position forfeited by the sales partners.

Total operating expenses decreased by 15.2% to RMB79.9 million (US$12.6 million) for the first quarter of 2022, compared to RMB94.2 million in the same period of 2021.

Employee compensation and benefits decreased by 12.0% to RMB43.1 million (US$6.8 million) for the first quarter of 2022 from RMB49.0 million in the same period of 2021, primarily attributable to smaller incentives paid to the employees resulted from lower loan origination volume during the first quarter of 2022.

Share-based compensation expenses decreased by 70.2% to RMB1.4 million (US$0.2 million) for the first quarter of 2022 from RMB4.7 million in the same period of 2021. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges increased by 20.9% to RMB8.1 million (US$1.3 million) for the first quarter of 2022 from RMB6.7 million in the same period of 2021, primarily attributable to a increase in the non-deductible value added tax (“VAT”). The increase in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” was increased in the first quarter of 2022 compared to the same period of 2021 due to newly established trust plans.

Operating lease cost decreased by 14.6% to RMB3.5 million (US$0.6 million) for the first quarter of 2022 as compared to RMB4.1 million for the same period of 2021, primarily due to the continued development of the collaboration model that allowed the Company to further reduce the office leasing costs which previously used to rent offices to accommodate sales staff.

Other expenses decreased by 19.9% to RMB23.8 million (US$3.7 million) for the first quarter of 2022 from RMB29.7 million in the same period of 2021, primarily due to (a) a decrease in fees paid to local channels for introducing sales partners to the Company; (b) a decrease in travelling expenses and traffic expenses due to the lockdowns due to the local outbreak of COVID-19 in multiple cities in China.

Income tax expense was RMB15.4 million (US$2.4 million) for the first quarter of 2022, compared to RMB29.2 million in the same period of 2021, primarily due to decrease in taxable income in the first quarter of 2022 as compared to the same period of 2021.

Effective tax rate increased slightly to 26.3% for the first quarter of 2022 as compared to 25.5% for the same period of 2021.

Net income was RMB43.1 million (US$6.8 million) for the first quarter of 2022, compared to RMB85.6 million in the same period of 2021.

Basic earnings per ADS and diluted earnings per ADS were RMB0.63 (US$0.10) and RMB0.63 (US$0.10), respectively, in the first quarter of 2022, compared to RMB1.25 and RMB1.19, respectively, in the same period of 2021. One ADS represents 20 ordinary shares.

As of March 31, 2022, the Company had cash, cash equivalents and restricted cash of RMB1.7 billion (US$0.3 billion), compared to RMB2.2 billion as of December 31, 2021, including RMB1.2 billion (US$ 0.2 billion) and RMB1.5 billion from structured funds as of March 31, 2022 and December 31, 2021, respectively, which could only be used to grant new loans and activities.

The delinquency ratio for loans originated by the Company increased from 24.1% as of December 31, 2021 to 25.9% as of March 31, 2022. Under the collaboration model, the delinquency ratio for first lien loans increased from 29.1% as of December 31, 2021 to 30.3% as of March 31, 2022, and the delinquency ratio for second lien loans increased from 19.5% as of December 31, 2021 to 22.6% as of March 31, 2022. Under the traditional facilitation model, the delinquency ratio for first lien loans increased from 76.0% as of December 31, 2021 to 100.0% as of March 31, 2022, and the delinquency ratio for second lien loans increased from 75.8% as of December 31, 2021 to 100.0% as of March 31, 2022.

The delinquency ratio (excluding loans held for sale) for loans originated by the Company increased from 16.2% as of December 31, 2021 to 16.8% as of March 31, 2022. Under the collaboration model, the delinquency ratio for first lien loans (excluding loans held for sale) was 18.8% as of March 31, 2022 as compared to 18.9% as of December 31, 2021, and the delinquency ratio for second lien loans (excluding loans held for sale) increased from 14.1% as of December 31, 2021 to 15.9% as of March 31, 2022. Under the traditional facilitation model, the delinquency ratio for first lien loans (excluding loans held for sale) increased from 49.7% as of December 31, 2021 to 100.0% as of March 31, 2022, and the outstanding balance of second lien loans under the traditional facilitation model as of March 31, 2022 was nil.

The NPL ratio for loans originated by the Company increased from 9.4% as of December 31, 2021 to 10.4% as of March 31, 2022. Under the collaboration model, the NPL ratio for first lien loans increased from 12.5% as of December 31, 2021 to 13.8% as of March 31, 2022, and the NPL ratio for second lien loans increased from 6.0% as of December 31, 2021 to 7.1% as of March 31, 2022. Under the traditional facilitation model, the NPL ratio for first lien loans increased from 59.2% as of December 31, 2021 to 100.0% as of March 31, 2022, and the NPL ratio for second lien loans increased from 64.2% as of December 31, 2021 to 99.8% as of March 31, 2022.

The NPL ratio (excluding loans held for sale) for loans originated by the Company decreased from 2.1% as of December 31, 2021 to 1.8% as of March 31, 2022. Under the collaboration model, the NPL ratio for first lien loans (excluding loans held for sale) decreased from 3.0% as of December 31, 2021 to 2.4% as of March 31, 2022, and the NPL ratio for second lien loans (excluding loans held for sale) was 1.5% as of March 31, 2022 as compared to 1.4% as of December 31, 2021. Under the traditional facilitation model, the NPL ratio for first lien loans (excluding loans held for sale) increased from 14.4% as of December 31, 2021 to 100.0% as of March 31, 2022, and the outstanding balance of second lien loans under the traditional facilitation model as of March 31, 2022 was nil.4

Recent Development

US$20 Million Share Repurchase Program

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares (ADSs) during a period of up to 12 months commencing on March 16, 2022. As of March 31, 2022, the Company had repurchased an aggregate of approximately US$334 thousand worth of its ADSs under this share repurchase program.

Business Outlook

The extent to which the COVID-19 pandemic impacts the Company’s results of operations will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted. Based on the information available as of the date of this press release, we expect net income to be between RMB10 million and RMB50 million for the second quarter of 2022.

[4]	The Company has ceased facilitating loans under the traditional facilitation model since December 2018. As of March 31, 2022, the outstanding loan principal under the traditional facilitation model was RMB84.1 million (RMB2.5 million excluding loans held for sale).

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, May 26, 2022 (8:00 PM Beijing/ Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on June 2, 2022.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	6229781

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2022, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, the impact and future development of COVID-19 pandemic in China and across the globe, and relevant government law, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2021	March 31, 2022
	RMB	RMB	US$
Assets

Cash, cash equivalents and restricted cash	2,231,437	1,697,992	267,852
Loans principal, interest and financing service fee receivables	9,412,718	8,535,576	1,346,454
Allowance for credit losses	975,851	861,867	135,956
Net loans principal, interest and financing service fee receivables	8,436,867	7,673,709	1,210,498
Loans held-for-sale (including RMB24,696,075 and RMB20,019,542 measured at fair value as of December 31, 2021 and March 31, 2022, respectively)	733,975	861,400	135,883
Investment securities	1,088,044	1,635,653	258,018
Property and equipment	3,042	2,720	429
Intangible assets and goodwill	4,009	3,883	613
Deferred tax assets	21,068	3,247	512
Deposits	156,954	147,398	23,251
Right-of-use assets	16,197	14,516	2,290
Guaranteed assets	1,289,752	1,280,343	201,969
Other assets	404,826	210,573	33,217
Total assets	14,386,171	13,531,434	2,134,532

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	45,250	18,376	2,899
Other borrowings	8,041,892	7,431,208	1,172,244
Accrued employee benefits	24,224	12,638	1,994
Income taxes payable	154,957	148,677	23,453
Deferred tax liabilities	151,829	108,802	17,163
Lease liabilities	15,521	13,759	2,170
Credit risk mitigation position	1,348,450	1,292,181	203,837
Other liabilities	785,761	647,329	102,114
Total liabilities	10,567,884	9,672,970	1,525,874

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2021 and March 31, 2022)	917	917	145
Treasury stock	-	(2,105)	(332)
Additional paid-in capital	1,018,429	1,019,873	160,881
Retained earnings	2,824,335	2,867,412	452,323
Accumulated other comprehensive losses	(25,394)	(27,633)	(4,359)
Total shareholders’ equity	3,818,287	3,858,464	608,658

Total liabilities and shareholders’ equity	14,386,171	13,531,434	2,134,532

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended March 31,
	2021	2022	2022
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	421,980	414,660	65,411
Interest on deposits with banks	3,082	2,749	434
Total interest and fees income	425,062	417,409	65,845
Interest expenses on interest-bearing borrowings	(156,259)	(200,890)	(31,690)
Total interest and fees expenses	(156,259)	(200,890)	(31,690)
Net interest and fees income	268,803	216,519	34,155
Collaboration cost for sales partners	(98,068)	(79,604)	(12,557)

Net interest and fees income after collaboration cost	170,735	136,915	21,598
Provision for credit losses	17,188	(32,610)	(5,144)
Net interest and fees income after collaboration cost and provision for credit losses	187,923	104,305	16,454
Realized gains on sales of investments, net	3,918	8,366	1,320
Net gains on sales of loans	9,393	7,811	1,232
Other gains, net	7,801	17,878	2,820
Total non-interest income	21,112	34,055	5,372

Operating expenses
Employee compensation and benefits	(48,956)	(43,048)	(6,791)
Share-based compensation expenses	(4,692)	(1,443)	(228)
Taxes and surcharges	(6,706)	(8,048)	(1,269)
Operating lease cost	(4,155)	(3,548)	(559)
Other expenses	(29,711)	(23,803)	(3,755)
Total operating expenses	(94,220)	(79,890)	(12,602)

Income before income tax expense	114,815	58,470	9,224
Income tax expense	(29,235)	(15,393)	(2,428)
Net income	85,580	43,077	6,796
Earnings per share
Basic	0.06	0.03	0.005
Diluted	0.06	0.03	0.005
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	1.25	0.63	0.10
Diluted	1.19	0.63	0.10

Other comprehensive income/(losses)
Foreign currency translation adjustment	2,936	(2,239)	(353)
Comprehensive income	88,516	40,838	6,443